INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)

June 30, 2016

DXI ENERGY INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)		June 30,	December 31,
(thousands of Canadian dollars)	Notes	2016	2015
		$	$
ASSETS
Current
Cash and cash equivalents		372	38
Accounts receivable		1,186	2,202
Prepaids and deposits		30	31
Current Assets		1,588	2,271
Non-current
Deposits		292	294
Exploration and evaluation assets	3	2,484	3,222
Property and equipment	4	20,220	21,899
Total Assets		24,584	27,686

LIABILITIES
Current
Bank credit facility	6	-	147
Accounts payable and accrued liabilities		2,757	2,985
Loans from related parties	7	2,315	1,402
Warrant liability	8	2	1
Derivative liability	7	602	1,226
Financial contract liability	10	7,096	7,207
Current Liabilities		12,772	12,968
Non-current
Loans from related parties	7	3,815	4,325
Decommissioning liability	9	3,977	3,825
Total Liabilities		20,564	21,118
SHAREHOLDERS' EQUITY
Share capital	11	97,777	97,162
Contributed surplus		10,617	10,438
Deficit		(107,313)	(105,150)
Accumulated other comprehensive income		2,939	4,118
Total Shareholders' Equity		4,020	6,568
Total Liabilities and Shareholders' Equity		24,584	27,686

Approved on behalf of the Board:

"signed"	"signed"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DXI ENERGY INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)		Three months ended June 30		Six months ended June 30
(thousands of Canadian dollars, except per share amounts)	Notes	2016	2015	2016	2015
		$	$	$	$
REVENUES
Gross revenues		1,182	2,152	2,845	3,622
Royalties		(178)	(384)	(474)	(577)
Total Revenues, net of royalties	15	1,004	1,768	2,371	3,045

EXPENSES
Operating and transportation		621	706	1,777	1,758
Amortization, depletion and impairment losses	5	614	572	1,862	1,242
General and administrative		384	516	826	1,201
Financing expenses		485	220	986	400
Stock based compensation		178	360	179	608
Foreign exchange (gain) loss		(35)	(66)	(506)	109
(Gain) loss on disposal of property and equipment		-	6	-	6
Change in fair value of warrant liability	8	(7)	(106)	-	(585)
Change in fair value of derivative liability	7	(672)	(36)	(624)	(216)
(Gain) loss on financial contract liability	10	-	100	83	196
Total Expenses		1,568	2,272	4,583	4,719

Loss before other items		(564)	(504)	(2,212)	(1,674)
Other income		-	1	49	2

Loss for the period		(564)	(503)	(2,163)	(1,672)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		(90)	(183)	(1,179)	910

Comprehensive loss		(654)	(686)	(3,342)	(762)

Loss per common share - basic and diluted	13	(0.02)	(0.01)	(0.06)	(0.05)
The accompanying notes are an integral part of these consolidated financial statements.	2

DXI ENERGY INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
		$	$	$	$	$

Balance as at January 1, 2016	36,509,953	97,162	10,438	(105,150)	4,118	6,568

Shares issued via private placements, net of issuance costs	5,350,000	615	-	-	-	615

Stock-based compensation	-	-	179	-	-	179

Loss	-	-	-	(2,163)	-	(2,163)

Foreign currency translation adjustment	-	-	-	-	(1,179)	(1,179)

Balance as at June 30, 2016	41,859,953	97,777	10,617	(107,313)	2,939	4,020

Balance as at January 1, 2015	36,480,427	97,132	9,674	(98,042)	1,621	10,385

Stock-based compensation	-	-	608	-	-	608

Loss	-	-	-	(1,672)	-	(1,672)

Foreign currency translation adjustment	-	-	-	-	910	910

Balance as at June 30, 2015	36,480,427	97,132	10,282	(99,714)	2,531	10,231

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	3

DXI ENERGY INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Six months ended June 30
(thousands of Canadian dollars)	Notes	2016	2015
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the period		(2,163)	(1,672)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		1,862	1,242
Stock based compensation		179	608
Non-cash financing expenses		673	279
Non-cash foreign exchange on financial contract liability		(487)	211
(Gain) loss on disposal of property and equipment		-	6
Change in fair value of derivative liability		(624)	(216)
Change in fair value of warrant liability		-	(585)
(Gain) loss on financial contract liability		83	196
Cash flows from (used in) operations		(477)	69
Changes in operating working capital	13	1,676	27
Total Cash Flows from (used in) Operating Activities		1,199	96
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		2	5
E&E expenditures		(1)	(21)
Additions to property and equipment		(496)	(1,840)
Changes in investing working capital	13	(905)	(5,387)
Total Cash Flows from (used in) Investing Activities		(1,400)	(7,243)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facility		(147)	(392)
Advance (repayment) of loans from related parties		50	6,500
Shares issued for cash, net of share issue costs		615	-
Changes in financing working capital	13	17	-
Total Cash Flows from (used in) Financing Activities		535	6,108

CHANGE IN CASH AND CASH EQUIVALENTS		334	(1,039)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		38	1,215

CASH AND CASH EQUIVALENTS, END OF PERIOD		372	176

Supplemental cash flow information - Note 13

The accompanying notes are an integral part of these consolidated financial statements.	4

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the Toronto Stock Exchange (“TSX”) and the OTCQB (“OTCQB”), under the symbol “DXI.” The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on August 9, 2016.

NOTE 2 – BASIS OF PRESENTATION

(a)    Basis of presentation

The interim condensed consolidated financial statements for the six months period ended June 30, 2016 have been prepared in accordance with IAS 33 Earnings per Share and IAS 34 Interim Financial Reporting. These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2015. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2015.

(b)    Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $11.2 million, which includes the loans from related parties of $2.3 million, and an accumulated deficit of $107.3 million. Excluding the non-cash derivative liability of $0.6 million, the adjusted working capital deficiency was $10.6 million. Of this amount, $7.1 million is represented by a financial contract liability of Dejour USA, which is due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million (note 10).

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and the continued financial support of the non-arm’s length lenders who have provided the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

(c)    Adoption of new and amended standards

The Company applied for the first time certain amendments, which are effective for annual periods beginning on or after January 1, 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Although these amendments applied for the first time in 2016, they did not have a material impact on the annual consolidated financial statements of the Company.

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Cost:
Balance at January 1, 2015	266	15,848	16,114
Additions	3	103	106
Change in decommissioning provision	12	-	12
Foreign currency translation and other	-	3,031	3,031
Balance at December 31, 2015	281	18,982	19,263
Additions	1	-	1
Change in decommissioning provision	16	-	16
Foreign currency translation and other	-	(1,265)	(1,265)
Balance at June 30, 2016	298	17,717	18,015

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Accumulated impairment losses:
Balance at January 1, 2015	-	(13,007)	(13,007)
Impairment losses	-	(534)	(534)
Foreign currency translation and other	-	(2,500)	(2,500)
Balance at December 31, 2015	-	(16,041)	(16,041)
Impairment losses (Note 5)	-	(580)	(580)
Foreign currency translation and other	-	1,090	1,090
Balance at June 30, 2016	-	(15,531)	(15,531)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Carrying amounts:
At December 31, 2015	281	2,941	3,222
At June 30, 2016	298	2,186	2,484

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

During the six months ended June 30, 2016, the Company capitalized $7,000 (June 30, 2015 – $45,000) of general and administrative costs related to its U.S. (United States) oil and gas interests.

For U.S. E&E assets, the impairment is $580,000 and $30,000 for the six months ended June 30, 2016 and 2015, respectively. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts.

The Company determined that there were no indicators of impairment for its Canadian oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at June 30, 2016.

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2015	32,181	9,970	219	42,370
Additions	1,164	4,467	1	5,632
Change in decommissioning provision	31	10	-	41
Disposals	-	-	(38)	(38)
Foreign currency translation and other	-	2,206	(3)	2,203
Balance at December 31, 2015	33,376	16,653	179	50,208
Additions	289	204	3	496
Change in decommissioning provision	120	8	-	128
Foreign currency translation and other	-	(1,132)	-	(1,132)
Balance at June 30, 2016	33,785	15,733	182	49,700

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2015	(23,340)	(932)	(189)	(24,461)
Amortization and depletion	(2,434)	(213)	(8)	(2,655)
Impairment losses	(1,000)	-	-	(1,000)
Disposals	-	-	33	33
Foreign currency translation and other	-	(230)	4	(226)
Balance at December 31, 2015	(26,774)	(1,375)	(160)	(28,309)
Amortization and depletion (Note 5)	(696)	(254)	(2)	(952)
Impairment losses (Note 5)	(330)	-	-	(330)
Foreign currency translation and other	-	110	1	111
Balance at June 30, 2016	(27,800)	(1,519)	(161)	(29,480)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2015	6,602	15,278	19	21,899
At June 30, 2016	5,985	14,214	21	20,220

During the six months ended June 30, 2016, the Company capitalized $104,000 (June 30, 2015 – $71,000) of general and administrative costs related to its Canadian oil and gas interests.

During the six months ended June 30, 2016, the Company capitalized $13,000 (June 30, 2015 – $24,000) of general and administrative costs related to its U.S. oil and gas interests.

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – PROPERTY AND EQUIPMENT (continued)

For Canadian oil and gas properties, the impairment is $330,000 and $Nil for the six months ended June 30, 2016 and 2015, respectively. The Company recorded an impairment of $200,000 on its oil and gas properties in British Columbia, Canada and $130,000 on one of the non-core oil and gas properties in Alberta, Canada. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts.

The Company determined that there were no indicators of impairment for its U.S. oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at June 30, 2016.

NOTE 5 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Six months ended June 30
	2016	2015
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 3)	580	30

Property and Equipment (D & P assets)
Amortization and depletion (Note 4)	952	1,212
Impairment losses (Note 4)	330	-
	1,862	1,242

NOTE 6 – BANK CREDIT FACILITY

As at January 1, 2016, the maximum amount of the credit facility was $1.1 million of which $147,000 was drawn. On January 25, 2016, the credit facility was repaid in full.

NOTE 7 – LOANS FROM RELATED PARTIES

(a)   Loan from Hodgkinson Equity Corporation (“HEC”)

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015 and November 18, 2015, the Company issued a promissory note for $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HEC’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $114,230.77 is due on the 1st day of each month commencing June 1, 2016. HEC agreed to waive the requirement of the Company to repay the monthly principal repayments for a period of 92 days effective June 1, 2016.

In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HVI’s first mortgage security interest (note 7(b)).

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – LOANS FROM RELATED PARTIES (continued)

(a)   Loan from Hodgkinson Equity Corporation (“HEC”) (continued)

The Company has determined that the fair value of the loan should be disclosed together with an embedded derivative liability. The fair value of the loan was determined by applying a risk-adjusted rate of 25% to discount the monthly repayments and coupon payments over the three-year life of the loan. The embedded derivative was estimated using an option pricing model. Related financing costs of $77,000 were expensed immediately.

As a result of the loan modification in November 2015, a loss on extinguishment was recognized as follows:

$
Face value of loan liability	4,500
Fair value of loan liability	(3,414)
Fair value of derivative liability	(2,253)
Loss on extinguishment	(1,167)

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the three and six months ended June 30, 2016, the Company recorded an unrealized gain on the derivative liability of $465,000 and $432,000 respectively (three and six months ended June 30, 2015 - $Nil). The following key inputs to obtain the valuation are as follows:

		December 31,
As at	June 30, 2016	2015
Exercise price	$0.45	$0.45
Share price	$0.17	$0.22
Expected volatility	88%	95%
Expected life	2.38 years	2.88 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.54%	0.49%

As at June 30, 2016, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance upon initial recognition	3,414	2,253
Accretion expense	92	-
Interest paid	(42)	-
Change in fair value	-	(1,404)
Balance at December 31, 2015	3,464	849
Accretion expense	384	-
Interest paid	(172)	-
Change in fair value	-	(432)
Balance at June 30, 2016	3,676	417
Current portion	(951)	(417)
Non-current portion	2,725	-

Other terms of the loan are:

•	the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – LOANS FROM RELATED PARTIES (continued)

(b)   Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 22, 2015, as amended on September 28, 2015 and November 18, 2015, the Company issued a promissory note for $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC (note 7(a)). The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HVI’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest were repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $50,769.23 is due on the 1st day of each month commencing June 1, 2016. HVI agreed to waive the requirement of the Company to repay the monthly principal repayments for a period of 92 days effective June 1, 2016.

In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HEC’s first mortgage security interest (note 7(a)).

The Company has determined that the fair value of the loan should be disclosed together with an embedded derivative liability. The fair value of the loan was determined by applying a risk-adjusted rate of 25% to discount the monthly repayments and coupon payments over the three-year life of the loan. The embedded derivative was estimated using an option pricing model. Related financing costs of $34,000 were expensed immediately.

As a result of the loan modification in November 2015, a loss on extinguishment was recognized as follows:

$
Face value of loan liability	2,000
Fair value of loan liability	(1,230)
Fair value of derivative liability	(1,002)
Loss on extinguishment	(232)

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the three and six months ended June 30, 2016, the Company recorded an unrealized gain on the derivative liability of $207,000 and $192,000 respectively (three and six months ended June 30, 2015 - $Nil). The following key inputs to obtain the valuation are as follows:

		December 31,
As at	June 30, 2016	2015
Exercise price	$0.45	$0.45
Share price	$0.17	$0.22
Expected volatility	88%	95%
Expected life	2.38 years	2.88 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.54%	0.49%

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – LOANS FROM RELATED PARTIES (continued)

(b)   Loan from Hodgkinson Ventures Inc. (“HVI”) (continued)

As at June 30, 2016, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance upon initial recognition	1,230	1,002
Accretion expense	51	-
Interest paid	(19)	-
Change in fair value	-	(625)
Balance at December 31, 2015	1,262	377
Accretion expense	219	-
Interest paid	(77)	-
Change in fair value	-	(192)
Balance at June 30, 2016	1,404	185
Current portion	(314)	(185)
Non-current portion	1,090	-

Other terms of the loan are:

•	the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

(c)   Loan from a director and officer of the Company and his spouse

On September 15, 2015, as amended on January 11, 2016, March 31, 2016 and June 2, 2016, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse (the “Lenders”). The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan were repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. On March 31, 2016, the due date of the loan was further extended to September 30, 2016.

On June 2, 2016, the Company increased the loan by additional $300,000 to the aggregate of $1,500,000. The interest rate is reduced from 12% to 10% per annum. Additionally, the Company issued a 2nd mortgage in favour of the Lenders on DEAL’s oil and gas properties. As at June 30, 2016, $1,050,000 had been advanced to the Company (December 31, 2015 - $1,000,000).

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit or loss for the period.

	#	$
Balance at January 1, 2015	3,919,540	755
Warrants expired	(1,200,000)	-
Change in fair value	-	(754)
Balance at December 31, 2015	2,719,540	1
Change in fair value	-	1
Balance at June 30, 2016	2,719,540	2

The fair value of these investor warrants were estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

As at			December 31,
	June 30, 2016		2015
Exercise price	US$	2.00	US$	2.00
Share price	US$	0.13	US$	0.16
Expected volatility		104%		75%
Expected life		0.92 years		1.42 years
Dividends		0.0%		0.0%
Risk-free interest rate		0.45%		0.82%

NOTE 9 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2015	3,597	112	3,709
Change in estimated future cash flows	46	3	49
Additions	-	8	8
Actual costs incurred and other	(16)	20	4
Unwinding of discount	52	3	55
Balance at December 31, 2015	3,679	146	3,825
Change in estimated future cash flows	136	8	144
Actual costs incurred and other	-	(10)	(10)
Unwinding of discount	17	1	18
Balance at June 30, 2016	3,832	145	3,977

(1) relates to property and equipment (note 4)

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – DECOMMISSIONING LIABILITY (continued)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at June 30, 2016:
Discount rate	1.11%	1.76%
Inflation rate	2.00%	2.00%

As at December 31, 2015:
Discount rate	1.37%	2.16%
Inflation rate	2.00%	2.00%

NOTE 10 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed in production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($7,690,000), net of the present value of the residual reserves ($594,000), or $7,096,000, as follows:

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 10 – FINANCIAL CONTRACT LIABILITY (continued)

$
Balance at January 1, 2015 (US$2,361)	2,739
Accretion expense (US$410)	525
Foreign exchange loss	595
Loss on financial contract liability (US$2,436)	3,348
Balance at December 31, 2015 (US$5,207)	7,207
Accretion expense (US$222)	296
Foreign exchange gain	(490)
Loss on financial contract liability (US$64)	83
Balance at June 30, 2016 (US$5,493)	7,096

NOTE 11 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	# of shares	$ of shares
Balance at January 1, 2015	36,480,427	97,132
Issue of shares on exercise of options	29,898	23
Contributed surplus reallocated on exercise of options	-	7
Adjustment due to fractional rounding	(372)	-
Balance at December 31, 2015	36,509,953	97,162
Shares issued via private placement, net of issuance costs	5,350,000	615
Balance at June 30, 2016	41,859,953	97,777

On June 28, 2016, the Company completed the initial tranche of a private placement and 5,350,000 common shares were issued at a price of $0.12 per share for gross proceeds of $642,000. The Company paid finders’ fees of $11,000 and other costs of $16,500 related to this initial tranche. Directors and Officers of the Company purchased 3,600,000 common shares of this offering.

Subsequent to the quarter end, on July 12, 2016, the Company completed the final tranche of the private placement for gross proceeds of $353,800. Combined with the initial tranche, the total private placement consisted of 8,298,333 common shares for total gross proceeds of $995,800. In connection with the final tranche of the private placement, the Company paid finders’ fees of $8,000 for a total of $19,000 and other costs of $18,000 for a total of $34,500.

NOTE 12 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)   Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)   Stock Options (continued)

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price
		$
Balance at January 1, 2015	2,940,305	1.27
Options granted	709,897	0.79
Options exercised (Note 11)	(29,898)	0.78
Options cancelled	(2,828,551)	1.16
Options forfeited	(651,015)	1.00
Balance at December 31, 2015	140,738	1.20
Options granted	3,400,000	0.16
Options cancelled	(52,818)	1.26
Options forfeited	(87,920)	1.16
Balance at June 30, 2016	3,400,000	0.16

Details of the stock options as at June 30, 2016 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.16	3,400,000	0.16	4.93	3,150,000	0.16	4.93

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the six months ended June 30	2016	2015

Fair value at grant date	$0.06	$0.25

Exercise price	$0.16	$0.80
Share price	$0.16	$0.80
Expected volatility	80.35%	76.92%
Expected option life	1.37 years	1.12 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.54%	0.49%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 6.85% (2015 – 5.34%) is used when recording stock based compensation.

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b)   Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2015	5,966,443	1.98
Warrants granted	13,000,000	0.45
Warrants expired	(3,246,903)	1.84
Balance at December 31, 2015 and June 30, 2016	15,719,540	0.85

Details of the share purchase warrants as at June 30, 2016 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.45	13,000,000	0.45	4.43	13,000,000	0.45	4.43
$2.00 US	2,719,540	2.59	0.93	2,719,540	2.59	0.93
	15,719,540	0.82	3.82	15,719,540	0.82	3.82

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

NOTE 13 – SUPPLEMENTAL INFORMATION

(a)   Changes in working capital consisted of the following:

	Six months ended June 30
	2016	2015
	$	$
Changes in working capital:
Accounts receivable	1,016	(3,801)
Prepaids and deposits	1	73
Accounts payable and accrued liabilities	(229)	(1,632)
	788	(5,360)

Comprised of:
Operating activities	1,676	27
Investing activities	(905)	(5,387)
Financing activities	17	-
	788	(5,360)

Other cash flow information:
Cash paid for interest	315	112
Income taxes paid	-	-

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – SUPPLEMENTAL INFORMATION (continued)

(b)   Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders’ of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as the stock options and share purchase warrants were anti-dilutive. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Weighted average common shares outstanding	$	$	$	$
Basic	36,745,118	36,480,428	36,627,535	36,480,428
Diluted	36,745,118	36,480,428	36,627,535	36,480,428

NOTE 14 – RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2016 and 2015 and in addition to the loans from related parties (note 7), the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $237,000 (2015 - $238,000) and non-cash stock-based compensation of $79,000 (2015 - $385,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at June 30, 2016 is $102,000 (December 31, 2015 - $200,000) owing to the two officers of the Company.

(b)

Interest expenses of $314,000 (2015 - $64,000) related to the loans from related parties were paid to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company (note 7).

NOTE 15 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2016	2015	2016	2015	2016	2015
	$	$	$	$	$	$
Six months ended June 30
Revenues, net of royalties	1,829	2,982	542	63	2,371	3,045
Segmented income (loss)	(1,564)	(790)	(599)	(882)	(2,163)	(1,672)
Amortization, depletion and impairment losses	1,027	1,189	835	53	1,862	1,242
Interest expense	667	112	295	253	962	365
Capital expenditures	293	918	204	943	497	1,861

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.